Contact

www.linkedin.com/in/carl-reed-3444b86 (LinkedIn)

Top Skills

Animation
After Effects
Flash Animation

Carl Reed

CEO, Composition Media
St Louis, Missouri, United States

Experience

Black Sands First Act Co.

President
July 2024 - Present (2 months)

Producers of the anime adaptation of the hit comic book series, Black Sands.

Composition Media

CEO
January 2022 - Present (2 years 8 months)
United States

Lion Forge Animation

Co-Founder, Executive Producer
May 2019 - Present (5 years 4 months)
Greater St. Louis Area

POLARITY

Chief Creative Officer (CCO)
May 2019 - January 2023 (3 years 9 months)
Saint Louis, Missouri

Lion Forge

Co-Founder and Chief Creative Officer
August 2011 - May 2019 (7 years 10 months)
Greater St. Louis Area

Lion Forge Labs

President
April 2017 - October 2018 (1 year 7 months)
Saint Louis, Missouri

Brainfreeze Interactive

Owner
October 2009 - August 2011 (1 year 11 months)

Animax Entertainment
illustrator
2007 - 2010 (3 years)

Animax Interactive, L.L.C.
Designer
2007 - 2010 (3 years)

_____